UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y123
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y123

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,335,280 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,335,280 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,335,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 9,335,280 common shares, par value $0.01 per share, of the Issuer currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y123

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

35,843,380 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

35,843,380 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,843,380

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% (2)

14.	TYPE OF REPORTING PERSON

IN

(1)  Common shares currently held by Sovereign Holdings Inc., Epsilon Holdings Inc and Oscar Shipholding Ltd, each a Marshall Islands corporation of which Mr. Pistiolis is the sole shareholder.
(2)  See Item 5(a).

CUSIP No.	Y8897Y123

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,518,100 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,518,100 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,518,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)	Represents 15,518,100 common shares, par value $0.01 per share, of the Issuer currently held by Epsilon Holdings Inc.
(2)   See Item 5(a).

CUSIP No.	Y8897Y123

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,990,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,990,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,990,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)	Represents 10,990,000 common shares, par value $0.01 per share, of the Issuer currently held by Oscar Shipholding Ltd.
(2)   See Item 5(a).

This Amendment No. 8 to Schedule 13D (this "Amendment No. 8")  amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011, Amendment No. 4 filed on October 21, 2011, Amendment No. 5 filed on December 7, 2012, Amendment No. 6 filed on May 28, 2013 and Amendment No. 7 filed on September 13, 2013 (the "Schedule 13D") filed by Sovereign Holdings Inc. ("Sovereign") and Evangelos Pistiolis.  This Amendment No. 8 relates to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Top Ships Inc., a Marshall Islands corporation (the "Issuer").  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer

No material change from the Schedule 13D/A filed with the Commission on September 13, 2013.

Item 2.	Identity and Background.

This Amendment No. 8 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D filed with the Commission on September 15, 2008.  Each of Epsilon Holdings Inc ("Epsilon") and Oscar Shipholding Ltd ("Oscar"), Marshall Islands corporations, is wholly-owned by Mr. Pistiolis and is to be included in the collective reference to the "Reporting Persons."

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on September 13, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

On March 19, 2014, pursuant to the Purchase Agreement for Hull S407 and Hull S418, the Purchase Agreement for Hull S419 and Purchase Agreement for Hull S417, each entered into among Epsilon, the Issuer and certain other purchasers (the "Epsilon Share Purchase Agreements"), Epsilon purchased 15,518,100 Common Shares for $1.00 per share, paid in the form of shares of Monte Carlo 37 Shipping Company Limited, Monte Carlo One Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and Monte Carlo LAX Shipping Company Limited, entities affiliated with Mr. Pistiolis which are party to shipbuilding contracts.  Such Common Shares were acquired with the working capital of Epsilon.

On March 19, 2014, pursuant to the Purchase Agreement for Hull S414 (together with the Epsilon Share Purchase Agreements, the "Share Purchase Agreements"), as described under Item 4 below, Oscar purchased 10,990,000 Common Shares for $1.00 per share, paid in the form of shares of Monte Carlo Seven Shipping Company Limited, an entity affiliated with Mr. Pistiolis which is party to a shipbuilding contract.  Such Common Shares were acquired with the working capital of Oscar.

The foregoing descriptions of the Share Purchase Agreements are not complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreements, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on September 13, 2013.

Item 4.	Purpose of Transaction

Epsilon acquired 15,518,100 Common Shares and Oscar acquired 10,990,000 Common Shares pursuant to the Share Purchase Agreements for investment purposes.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on September 13, 2013.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to the Issuer's Registration Statement on Form F-1 filed with the Commission on March 19, 2014, there were 58,170,034 Common Shares issued and outstanding as of March 19, 2014.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 9,335,280 Common Shares, representing approximately 16.0% of the outstanding Common Shares.  Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 9,335,280 Common Shares.  Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 9,335,280 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 35,843,380 Common Shares, representing approximately 61.6% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 35,843,380 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 35,843,380 Common Shares.

Epsilon may be deemed to beneficially own 15,518,100 Common Shares, representing approximately 26.7% of the outstanding Common Shares.  Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 15,518,100 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 15,518,100 Common Shares.

Oscar may be deemed to beneficially own 10,990,000 Common Shares, representing approximately 18.9% of the outstanding Common Shares.  Oscar has the sole power to vote 0 Common Shares and the shared power to vote 10,990,000 Common Shares.  Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 10,990,000 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 8.

(c.)  Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 19, 2014, Epsilon and Oscar entered into the Share Purchase Agreements, as discussed in further detail in Item 4, copies of which are attached hereto as Exhibits.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A	Joint Filing Undertaking.
Exhibit 1
Share Purchase Agreement, dated March 19, 2014, for Hull S407 and Hull S418, incorporated by reference to Exhibit 10.33 to the Issuer's Registration Statement on Form F-1 filed with the Commission on March 19, 2014.

Exhibit 2
Share Purchase Agreement, dated March 19, 2014, for Hull S419, incorporated by reference to Exhibit 10.34 to the Issuer's Registration Statement on Form F-1 filed with the Commission on March 19, 2014.

Exhibit 3
Share Purchase Agreement, dated March 19, 2014, for Hull S414, incorporated by reference to Exhibit 10.35 to the Issuer's Registration Statement on Form F-1 filed with the Commission on March 19, 2014.

Exhibit 4
Share Purchase Agreement, dated March 19, 2014, for Hull S417, incorporated by reference to Exhibit 10.36 to the Issuer's Registration Statement on Form F-1 filed with the Commission on March 19, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2014

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Georgios Pagkalos
Name: Georgios Pagkalos
Title: President/Treasurer/Director

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: President/Treasurer/Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: April 2, 2014

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Georgios Pagkalos
Name: Georgios Pagkalos
Title: President/Treasurer/Director

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: President/Treasurer/Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis*